SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 1-14640-01

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

Banco Itaú Holding Financeira S.A.
(DENOMINATION CURRENTLY BEING CHANGED TO
ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

1.    We wish to inform our Stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. (denomination currently being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.) held on December 18, 2008, it was decided:

a)
to declare interest on capital in the amount of R$ 0.077 per share, to be paid up to April 30, 2009, for account of the mandatory dividend for the fiscal year 2008, less 15% income tax at source, resulting in net interest of R$ 0.06545 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)
the credit corresponding to the payment of this interest will be passed through this company’s accounts on December 30, 2008,  individually to each stockholder, on the basis of the shares held on December 30, 2008.

2.    As already notified, the shares held by the stockholders of Unibanco – União de Bancos Brasileiros S.A. (Unibanco) and Unibanco Holdings S.A. (Unibanco Holdings), were merged into Banco Itaú S.A. and, the shares of Banco Itaú S.A. acquired by the Unibanco and Unibanco Holdings stockholders then being immediately merged into Banco Itaú Holding Financeira S.A. (Itaú), becoming entitled to any dividends/interest on capital (including monthly dividends) declared by Itaú as from November 28, 2008.

2.1. In this context, stockholders of Unibanco and Unibanco Holdings shall also be entitled to the said declared interest on capital, considering the adjustments arising from the swap ratio with the Itaú shares, according to the values specified below, and which shall be paid directly by Itaú upon substitution of the respective ticker symbols at a date to be informed in due course.

Share	Ticker Symbol	Par Value in R$	Value Net of IT in R$
UBB – ON	UBBR3	0.0652708	0.0554801
UBB – PN	UBBR4	0.0221378	0.0188171
UBB HOLDING – ON	UBHD3	0.0652708	0.0554801
UBB HOLDING – PN	UBHD6	0.0221378	0.0188171
UNIT*	UBBR11	0.0442757	0.0376343
GDS UNIBANCO**	UBB	0.4427577	0.3763440
(*)	each UNIT represents one preferred Unibanco PN share and one preferred Unibanco Holdings PN share.
(**)	each GDS traded on the New York Stock Exchange (NYSE: UBB) is the equivalent of 10 Units.

São Paulo-SP, December 18 2008.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(denomination currently being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2008
UNIBANCO HOLDINGS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.